FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of: October 9, 2010 to October 28, 2010

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:  Form 20-F [  ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  [   ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2010	“R. Michael Jones”
R. MICHAEL JONES DIRECTOR & CEO

Exhibit List

99.1    Short Form Prospectus dated October 18, 2010

99.2    Consent of Professional - Gordon I. Cunningham, BE (Chemical), FSAIMM, Pr Eng.

99.3    Consent of Professional - Charles Muller, BSc. (Hons), Pr.Sc.Nat.

99.4    Consent of Professional - Timothy V. Spindler, (BSc Mining Engineering) FSAIMM, Pr Eng.

99.5    Consent of Qualified Person - Timothy Vyvyan Spindler, BSc (Mining), Pr.Eng.

99.6    Consent of Professional - Byron Stewart, (BSc Mining Engineering)

99.7    Consent of Qualified Person - Gordon I. Cunningham, BE (Chemical), FSAIMM, Pr Eng.
99.8    News Release dated October 22, 2010

99.9    Material Change Report dated October 22, 2010

99.10  News Release dated October 28, 2010